UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.   )*

Qifu Technology, Inc.
(Name of Issuer)

Class A ordinary shares, par value US$0.00001 per share
(Title of Class of Securities)

88557W101**
(CUSIP Number)

12/31/2023
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** CUSIP Number 88557W101 applies to the American Depository Shares (“ADSs”) of Qifu Technology, Inc. (the “Issuer”). Each ADS represents two Class A Ordinary Shares. No CUSIP number has been assigned to the Class A Ordinary Shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88557W101
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) OceanLink Partners Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a)☐ (b)☐
3	SEC® USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 16,750,222(1)
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 16,750,222(1)
	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,750,222(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.19%(2)
12	TYPE OF REPORTING PERSON (see instructions) PN

(1) Represents 16,750,222 Class A Ordinary Shares in the form of ADSs.

(2) Based upon 322,929,669 Class A Ordinary Shares outstanding.

Item 1(a).	Name of Issuer:

Qifu Technology, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

China Diamond Exchange Ctr, Bl 555 No. 1701 Centu Shanghai, 200122 The People’s Republic of China

Item 2(a).	Name of Person Filing:

This statement on Schedule 13G is being filed by OceanLink Partners Fund, LP, a Delaware limited partnership (the “Reporting Person”).

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The business address of OceanLink Partners Fund LP is Unit 2430, 24/F, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong.

Item 2(c).	Citizenship:

OceanLink Partners Fund LP is a limited partnership organized under the laws of Delaware

Item 2(d).	Title of Class of Securities:

Class A Ordinary Shares, par value $0.0001 per share (represented by American Depositary Shares)

Item 2(e).	CUSIP Number: 88557W101 - There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 88557W101 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, each ADS representing two Class A Ordinary Shares

Item 3.	If this Statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under Section 15 of the Act;
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.
	Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount Beneficially Owned:		16,750,222
	(b)	Percent of Class:		5.19%
	(c)	Number of shares as to which such person has:
		(i)	sole power to vote or to direct the vote:	16,750,222
		(ii)	shared power to vote or to direct the vote:
		(iii)	sole power to dispose or to direct the disposition of:	16,750,222
		(iv)	shared power to dispose or to direct the disposition of:

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect for the time being.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024	OceanLink Partners Fund LP

/s/ Richard Li
	Name:	Richard Li
	Title:	Director